

Rob Soni

Executive Chairman, Founder, & CEO

Greater Boston Area

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Nexstreem, Incorporated

Harvard University

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500+ connections

Experience

Chairman, Co-Founder & CEO

Nexstreem, Incorporated

Jan 2013 – Present · 5 yrs 10 mos
Tulsa, Oklahoma Area

Nexstreem
🔗

Chairman & Co-Founder

Gadget Software

2011 – Present · 7 yrs
Greater New York City Area

General Partner/Special Limited Partner

Matrix Partners

2002 – Present · 16 yrs
Greater Boston Area

Early Investor

Vesper MEMS

Jan 2015 – Present · 3 yrs 10 mos
Greater Boston Area

Investor

TauRx Therapeutics Ltd.

Jan 2015 – Present · 3 yrs 10 mos
Singapore

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Education

Harvard University

AB

University 1986 – 1990

Activities and Societies: Varsity Tennis team

The University of Auckland
The University of Auckland
1991 – 1992

Milton High School
Milton High School
1981 – 1986

Skills & Endorsements

Start-ups · 99+

Endorsed by **Michael Troiano and 70 others who are highly skilled at this**

Endorsed by **11 of Rob's colleagues at Ciena**

Venture Capital · 99+

Endorsed by **Carl Stjernfeldt and 14 others who are highly skilled at this**

Endorsed by **9 of Rob's colleagues at Ciena**

Strategy · 99+

Endorsed by **Tony Palcheck and 19 others who are highly skilled at this**

Endorsed by **6 of Rob's colleagues at Ciena**

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Recommendations

Received (0)   Given (2)

Param H.
Param H.
Software Product and
Technology Leader.
November 28, 2017, Rob
managed Param directly

I have known Param over the years. I was also Co-Founder and CEO with Param, at Beeonics (Now Gadget Software). Param was primarily responsible for Product and Engineering. Param wore many hats to get things done. Param built great team to build our SaaS product.

He is honest about his commitments. He is a team player, very committed to his team, co-founders and other stake holders in the company. He is intellectually honest, highly creative in his work and gets things done for the business. He is not afraid of getting out of his comfort zone and take on additional responsibilities. His integrity is unquestioned.

I highly recommend Param and would work with him again instantly.

Mike Yost
Mike Yost
iOS Developer at
PastureMap
April 28, 2009, Rob was senior
to Mike but didn't manage
directly

I highly recommend Mike and would hire him in a heartbeat again. Heis honest about his commitments and hits his dates. He is intellectually honest and puts in the extra hours to make sure the project is successful. He is highly creative in his work and in thinking about the business. His integity is unquestioned.



